                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                                (Original Filing)

                              VIKING SYSTEMS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   92685Q 10 1
                                 (CUSIP Number)

                                December 13, 2005
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [  ]     Rule 13d-1(b)

                  [X]      Rule 13d-1(c)

                  [  ]     Rule 13d-1(d)

CUSIP No. 92685Q 10 1                       13G                      Page 2 of 6

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1.  NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Vision Opportunity Master Fund, Ltd.

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [    ]
                                                                      (b) [    ]
    Not applicable

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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

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  NUMBER OF      5.   SOLE VOTING POWER          1,875,000
    SHARES
 BENEFICIALLY    6.   SHARED VOTING POWER        0
   OWNED BY
     EACH        7.   SOLE DISPOSITIVE POWER     1,875,000
  REPORTING
 PERSON WITH     8.   SHARED DISPOSITIVE POWER   0

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,875,000

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                     [    ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.1%

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12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

                                       2

CUSIP No. 92685Q 10 1                       13G                      Page 3 of 6

ITEM 1(A).  NAME OF ISSUER:

Viking Systems, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

7514 Girard Ave, Suite 1509
La Jolla, CA 92037

ITEM 2(A).  NAME OF PERSON FILING:

Vision Opportunity Master Fund, Ltd.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

317 Madison Avenue, Suite 1220
New York, NY 10017

ITEM 2(C).  CITIZENSHIP:

Cayman Islands

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

Common Stock,  $0.001 par value per share

ITEM 2(E).  CUSIP NUMBER:

92685Q 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)      Amount beneficially owned: 1,875,000 shares (including 375,000 shares issuable upon exercise of immediately exercisable warrants and
         1,500,000 shares issuable upon conversion of immediately convertible promissory notes).*

                                       3

CUSIP No. 92685Q 10 1                       13G                      Page 4 of 6

         * On December 13, 2005, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (i) a warrant to purchase 375,000 shares of common stock expiring June 12,
         2009 at an exercise price of $.40 per share, and (ii) a promissory note convertible into 1,500,000 shares of common stock at a conversion price of $.20 per share having a maturity date of March 22, 2006. The notes are convertible (a) at the election of the Reporting Person, at any time on or prior to March 22, 2006, or (b) at the option of the issuer after such time as the issuer raises a minimum of $3,000,000 in public or private equity offerings at an average price equal to or greater than $.30 per share. The warrants described above contain anti-dilution provisions that results in adjustments to the exercise price based on the per share price of new issuances and a baseline exercise price set forth in the warrant. The notes described above contain anti-dilution provisions whereby the conversion price will be adjusted to equal the per share price of certain new issuances of the issuer's securities.

(b)      Percent of class: 5.1%

(c)      Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote: 1,875,000
         (ii) Shared power to vote or to direct the vote: 0
         (iii) Sole power to dispose or to direct the disposition of: 1,875,000
         (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

                                       4

CUSIP No. 92685Q 10 1                       13G                      Page 5 of 6

ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       5

CUSIP No. 92685Q 10 1                                13G             Page 6 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2006

                                     Vision Opportunity Master Fund, Ltd.

                                     By: /s/ Adam Benowitz
                                         --------------------------------
                                     Name: Adam Benowitz
                                     Title:  Managing Member